UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 10, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

Major Resolutions of the Meeting of ChipMOS Board of Directors

Hsinchu, Taiwan, November 10, 2016 — On November 10, 2016, ChipMOS TECHNOLOGIES INC. (“ChipMOS”, “ChipMOS Taiwan” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), held a meeting of its Board of Directors (the “Board”), at which time the following matters were resolved and a public announcement was issued in Taiwan regarding such resolutions:

(1)	Consolidated financial statements for the third quarter of 2016;

(2)	Change in accounting policy for the estimated useful life of certain plants, machinery and equipment;

(3)	Approval of the annual auditing plan for 2017;

(4)	Revisions to the Guidelines on Operating Procedures and Conduct in Good Faith;

(5)	Reduction in capital and cancellation of issued restricted shares for employees;

(6)	Determination of the ex-dividend record date as December 3, 2016; and

(7)	Change in the number of Directors on the 8th Board of Directors.

On matter (2), the Board resolved that the estimated useful life of certain plants, machinery and equipment should be changed pursuant to International Accounting Standard 8 and Article 6 of Taiwan Regulations Governing the Preparation of Financial Reports by Securities Issuers. In order to make the financial information of the Company more relevant and comparable, the Company took its past experience in the use of similar assets and the use of similar assets in the same industry into account and decided to change the estimated useful life of certain plants, machinery and equipment to more accurately reflect the Company’s actual use of fixed assets. By referring to the assessment report issued by Chungya Real Estate Appraisal Office and China Industrial & Commercial Research Institute, the Company will extend the estimated useful life of some plants from 11 years to 16 years and the estimated useful life of some machinery and equipment from 2 to 6 years to 2 to 8 years. The foregoing extension is effective on November 1, 2016. The change in estimated useful life of certain plants, machinery and equipment is expected to reduce the depreciation expenses for fiscal year 2016 by NT$120,115,000. The CPAs of PwC Taiwan (Chun-Yuan Hsiao, CPA and Chih-Cheng Hsieh, CPA) have reviewed the aforementioned changes and provided their opinions as follow: “The Company plans to change the useful life of certain plants, machinery and equipment, and such change will be effective on November 1, 2016. We have reviewed such matter pursuant to Article 6 of Regulations Governing the Preparation of Financial Reports by Securities Issuers. Changing the estimated useful life of certain plants, machinery and equipment based on the Company’s past experience in the use of similar assets and the use of similar assets in the same industry will make the financial information of the Company more relevant and comparable.” The changes will be reported at the next Shareholders’ Meeting.

On matter (5), the Board resolved that due to resignation of employees who were previously granted restricted shares, a total of 155,000 common shares previously granted to them have been forfeited in accordance with ChipMOS’ “Regulations of the Issuance of Restricted Shares”, and therefore, ChipMOS shall cancel these 155,000 common shares, representing 0.02% of the share capital, through a capital reduction in the amount of NT$1,550,000. The capital reduction record date is November 15, 2016. The share capital of ChipMOS after the capital reduction will be NT$8,869,662,610.

On matter (6), the Board resolved that the ex-dividend record date will be December 3, 2016. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from November 29 to December 3, 2016. The last trading date before the book closure period will be November 28, 2016. Any person holding ChipMOS’ common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., November 28, 2016, Monday, in person or by post, as per date of postmark. As those stocks deposit in the depository accounts in Taiwan Depository and Clearing Corporation (“TDCC”), the Company will carry out the process of book closure with data provided by TDCC without further notice.

On matter (7), pursuant to Articles 16 and 16-1 of the Articles of Incorporation of ChipMOS, there are to be nine to eleven members on the Board, three to five of which (and no less than one-fifth of which) are Independent Directors. On May 31, 2016, ChipMOS’ Annual Shareholders’ Meeting elected eleven Directors to the 8th Board of Directors, which is for a three-year term starting from May 31, 2016 to May 30, 2019, and five of which are Independent Directors. Upon the completion of the merger of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) with and into its subsidiary ChipMOS Taiwan (the “Merger”), with ChipMOS Taiwan being the surviving company after the Merger three Directors previously appointed by ChipMOS Bermuda, namely, Yung-Wen Lee, Kuo-Liang Huang and Li-Chun Li, were dismissed automatically. The Board resolved to amend its Board arrangements for the 8th Board which is within the scope authorized by its Articles of Incorporation. The amended seats of the 8th Board therefore become four non-independent Directors (three actually in office and one vacancy) and five independent Directors (five actually in office) and the term remains the same.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS is a leader in Taiwan’s IC packaging and testing industry as well and has one of the world’s largest LCD driver capacity footprints for packaging and testing. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more details, please refer to ChipMOS’ website http://www.chipmos.com.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS Taiwan filed with the U.S. SEC.